April 7, 2010
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	National Fuel Gas Company
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 25, 2009
Form 10-Q for the Period Ended December 31, 2009
Filed February 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed January 28, 2010
Form 8-K
Filed March 5, 2010
File No. 1-03880
Dear Mr. Owings:
     We have received your comment letter dated April 1, 2010 and will begin the process of formally addressing each comment. You have asked us to provide a response within 10 business days or to tell you when we will be able to provide a response. We would like to request an extension and expect to be able to file our formal response no later than May 15, 2010.
     If this is not acceptable, please notify me at (716) 857-7344 or by email at camiolok@natfuel.com.

Sincerely, NATIONAL FUEL GAS COMPANY
By:	/s/ K. M. Camiolo
K. M. Camiolo
Controller